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310-482-5859
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mlipson@stamps.com

December 1, 2010

Via Edgar Correspondence

William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-0308

Re: SEC Comment Letter to Stamps.com Inc. received November 22, 2010; File No. 0-026427 (the "Letter")

Dear Mr. Thompson:

Stamps.com hereby requests an additional 10 business days to respond to the Letter.  Please feel free to contact me directly if you would like us to provide further information or if you have any additional questions relating to this matter.

Sincerely, /s/ Matthew Lipson Matthew A. Lipson VP, Legal Affairs and Associate General Counsel

12959 Coral Tree Place Los Angeles, CA 90066-7020